        CONESVILLE COAL PREPARATION COMPANY
        QUARTERLY REPORT PER REQUIREMENTS
        OF HOLDING COMPANY ACT RELEASE NO. 23463
        BY MONTH, FOR THE QUARTER ENDED SEPTEMBER 30, 2000



        CONTENTS

   Page

Statements of Income                                                   1

Balance Sheets                                                         2

Statements of Quantities of Coal Processed and
 Customer Billings for Coal Washing Services                           3

Statements of Cost of Operation                                        4

Price Per Ton of Coal Deliveries                                       5

        CONESVILLE COAL PREPARATION COMPANY
        STATEMENTS OF INCOME
        BY MONTH, FOR THE QUARTER ENDED SEPTEMBER 30, 2000
        (UNAUDITED)

                                                                           Three
                                                                          Months
                                          Month Ended                     Ended
                            July 31,    August 31,    September 30,   September 30,
                              2000         2000            2000            2000
                                               (in thousands)
OPERATING REVENUES -
  Services to Parent . . .    $546        $1,162           $818           $2,526

COST OF OPERATION. . . . .     532         1,152            806            2,490

OPERATING INCOME . . . . .      14            10             12               36

NONOPERATING INCOME. . . .       1             4              5               10

INCOME BEFORE FEDERAL
  INCOME TAXES . . . . . .      15            14             17               46

FEDERAL INCOME TAXES . . .       9             9             11               29

NET INCOME . . . . . . . .    $  6        $    5           $  6           $   17

The common  stock of the  Company is wholly  owned by  Columbus  Southern  Power
Company.

        CONESVILLE COAL PREPARATION COMPANY
        BALANCE SHEETS
        BY MONTH-END, FOR THE QUARTER ENDED SEPTEMBER 30, 2000
        (UNAUDITED)
                                             July 31,    August 31,    September 30,
                                               2000         2000            2000
                                                       (in thousands)
ASSETS
MINING PLANT:
  Mining Plant in Service . . . . . . . . .  $2,195        $2,195          $2,160
  Accumulated Amortization. . . . . . . . .   1,033         1,088           1,122
         NET MINING PLANT . . . . . . . . .   1,162         1,107           1,038

OTHER PROPERTY AND INVESTMENTS. . . . . . .     891           887             881

CURRENT ASSETS:
  Cash and Cash Equivalents . . . . . . . .       3             6              69
  Accounts Receivable:
    General . . . . . . . . . . . . . . . .       4             3               3
    Affiliated Companies. . . . . . . . . .     613         1,231             824
  Advances to Affiliates. . . . . . . . . .     528           624           1,257
  Materials and Supplies. . . . . . . . . .     922           904             916
  Other . . . . . . . . . . . . . . . . . .    -             -                  6
         TOTAL CURRENT ASSETS . . . . . . .   2,070         2,768           3,075

DEFERRED INCOME TAXES . . . . . . . . . . .     787           799             801

REGULATORY ASSETS . . . . . . . . . . . . .     478           475             471

DEFERRED CHARGES. . . . . . . . . . . . . .      26          -               -
           TOTAL. . . . . . . . . . . . . .  $5,414        $6,036          $6,266

CAPITALIZATION AND LIABILITIES
SHAREOWNER'S EQUITY:
  Common Stock - Par Value $1,000:
    Authorized - 500 Shares
    Outstanding - 100 Shares. . . . . . . .  $  100        $  100          $  100
  Paid-in Capital . . . . . . . . . . . . .     400           400             400
  Retained Earnings . . . . . . . . . . . .   1,001         1,006           1,012
         TOTAL SHAREHOLDER'S EQUITY . . . .   1,501         1,506           1,512

OTHER NONCURRENT LIABILITIES. . . . . . . .   2,240         2,214           2,206

CURRENT LIABILITIES:
  Accounts Payable:
    General . . . . . . . . . . . . . . . .      95           107              92
    Affiliated Companies. . . . . . . . . .     316           304             307
  Accrued Rentals . . . . . . . . . . . . .     289           578             867
  Other . . . . . . . . . . . . . . . . . .     637           729             674
         TOTAL CURRENT LIABILITIES. . . . .   1,337         1,718           1,940

DEFERRED GAIN ON SALE OF PLANT. . . . . . .     335           316             296

REGULATORY LIABILITIES. . . . . . . . . . .       1           282             312

           TOTAL. . . . . . . . . . . . . .  $5,414        $6,036          $6,266

        CONESVILLE COAL PREPARATION COMPANY
        STATEMENTS OF QUANTITIES OF COAL PROCESSED AND
        CUSTOMER BILLINGS FOR COAL WASHING SERVICES
        BY MONTH, FOR THE QUARTER ENDED SEPTEMBER 30, 2000


Services Rendered to
Columbus Southern             Raw                   Clean
Power Company's               Coal                  Coal
Conesville Plant*             Input     Rejects     Output     Unit Price     Amount
  (Month/Year)                (tons)     (tons)     (tons)      (per ton)      (000)
July 2000. . . . . . . . . . 149,291     18,509     130,782       $4.17        $546

August 2000. . . . . . . . . 323,088     41,061     282,027       $4.12      $1,162

September 2000 . . . . . . . 269,568     41,402     228,166       $3.59        $818


 * Jointly  owned by  Cincinnati  Gas & Electric  Company,  Dayton Power & Light
   Company and Columbus  Southern Power Company,  the parent of Conesville  Coal
   Preparation Company.

        CONESVILLE COAL PREPARATION COMPANY
        STATEMENTS OF COST OF OPERATION
        BY MONTH, FOR THE QUARTER ENDED SEPTEMBER 30, 2000

                                                                              Three
                                                                              Months
                                            July     August     September     Ended
                                            2000      2000         2000      9/30/00
                                                        (in thousands)
Labor-UMW*. . . . . . . . . . . . . . . . .$  57     $  101       $  87      $  245
Benefits-UMW* . . . . . . . . . . . . . . .   66         58          68         192
Office Salaries and Benefits. . . . . . . .   89         83          93         265
Operating Materials . . . . . . . . . . . .   27         48          38         113
Maintenance - Materials and Services. . . .  (31)       101          46         116
Electricity . . . . . . . . . . . . . . . .   41         67          57         165
Other Billed Services . . . . . . . . . . .    6         14          21          41
Rentals . . . . . . . . . . . . . . . . . .  328        328         326         982
Amortization of Deferred Gain
  on Sale of Plant. . . . . . . . . . . . .  (20)       (19)        (20)        (59)
Depreciation. . . . . . . . . . . . . . . .   37         36          36         109
Cleaning Cost Normalization** . . . . . . . (112)       302          34         224
Other . . . . . . . . . . . . . . . . . . .   44         33          20          97

          Total . . . . . . . . . . . . . .$ 532     $1,152       $ 806      $2,490


 * United Mine Workers of America.
** Represents the deferral/accrual required to establish revenue based on forecasted results for the remainder of the year. The amount of cleaning cost normalization is established on an "overall" company basis (i.e., not itemized) and is eliminated by year-end.

        COLUMBUS SOUTHERN POWER COMPANY
        PRICE PER TON OF COAL DELIVERIES
        BY MONTH, FOR THE QUARTER ENDED SEPTEMBER 30, 2000


                                                      July      August    September
                                                      2000       2000        2000
Clean Coal Deliveries from Conesville Coal
  Preparation Plant (a) . . . . . . . . . . . . . .  $31.36 *   $30.60 *   $31.43 *


Notes: (a) Coal  cleaned  by Conesville  Coal Preparation  Plant and  delivered to
 Columbus Southern Power's Conesville Generating Plant. These deliveries of clean coal will normally consist of coal cleaned from beginning inventory as well as current month deliveries.




* Average price per ton.


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